Exhibit 12.01
VALERO ENERGY CORPORATION AND SUBSIDIARIES
STATEMENTS OF COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Three Months Ended March 31, 2012
		Year Ended December 31,

		2011		2010		2009	2008		2007
Earnings:
Income (loss) from continuing operations before income tax expense (benefit), excluding income from equity investees	$(337)	$3,322		$1,481		$(334)	$268		$6,202
Add:
Fixed charges	195	735		743		701	626		631
Amortization of capitalized interest	6	23		20		18	17		13
Distributions from equity investees	—	—		10		—	—		—
Less:
Interest capitalized	(52)	(152)		(90)		(105)	(92)		(101)
Total earnings (loss)	$(188)	$3,928		$2,164		$280	$819		$6,745

Fixed charges:
Interest expense, net	$99	$401		$484		$416	$360		$357
Interest capitalized	52	152		90		105	92		101
Rental expense interest factor (a)	44	182		169		180	174		173
Total fixed charges	$195	$735		$743		$701	$626		$631

Ratio of earnings to fixed charges	(b)	—	x	—	x	(c)	—	x	—	x

(a)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.

(b)
For the three months ended March 31, 2012, there were no earnings to cover fixed charges which resulted in a deficiency of $383 million. The deficiency included the effect of a $595 million pre-tax impairment loss related to our Aruba Refinery as a result of our decision to shut down the refinery.

(c)
For the year ended December 31, 2009, earnings were insufficient to cover fixed charges by $421 million. The deficiency included the effect of a $222 million pre-tax impairment loss resulting from the permanent cancellation of certain capital projects classified as “construction in progress” as a result of the unfavorable impact of the economic slowdown on refining industry fundamentals during the year. The deficiency was also partially attributable to a $120 million loss contingency accrual related to our dispute of a turnover tax on export sales in Aruba.